Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169075

AMERICAN REALTY CAPITAL HEALTHCARE TRUST INC.
SUPPLEMENT NO. 13, DATED DECEMBER 12, 2011,
TO THE PROSPECTUS, DATED FEBRUARY 18, 2011

This prospectus supplement (this “Supplement No. 13”) is part of the prospectus of American Realty Capital Healthcare Trust, Inc. (the “Company” or “we”), dated February 18, 2011 (the “Prospectus”), as supplemented by Supplement No. 10, dated October 18, 2011 (“Supplement No. 10”), Supplement No. 11, dated November 14, 2011 (“Supplement No. 11”), and Supplement No. 12, dated December 6, 2011 (“Supplement No. 12”). This Supplement No. 13 supplements, modifies or supersedes certain information contained in the Prospectus, Supplement No. 10, Supplement No. 11 and Supplement No. 12, and should be read in conjunction with the Prospectus, Supplement No. 10, Supplement No. 11 and Supplement No. 12. This Supplement No. 13 will be delivered with the Prospectus, Supplement No. 10, Supplement No. 11 and Supplement No. 12.

The purpose of this Supplement No. 13 is to disclose the approval by our Board of Directors and our declaration of an increased distribution rate.

Status of Distributions

On December 10, 2011, our Board of Directors approved and we declared an increase to our existing distribution rate from a 6.60% to a 6.80% annualized rate based on the common share price of $10.00. The board of directors unanimously approved such dividend increase as a result of the Company’s earnings growth through accretive acquisitions.

The new distribution rate will begin to accrue on January 1, 2012. Our distributions will continue to be payable by the 5th day following each month end to stockholders of record at the close of business each day during the prior month. The dividend will be calculated based on stockholders of record each day during the applicable period at a rate of $0.00186301370 per day.

Our first distribution was paid on August 1, 2011 to stockholders of record at the close of business each day during the period commencing July 21, 2011 (30 days after the date of our first property acquisition) through July 31, 2011. We have continued to pay distributions to our stockholders each month since our initial distributions payment in August 2011.

The amount of distributions payable to our stockholders is determined by our board of directors and is dependent on a number of factors, including funds available for distribution, financial condition, capital expenditure requirements, as applicable, requirements of Maryland law and annual distribution requirements needed to qualify and maintain our status as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended (the “Code”). Our board of directors may reduce the amount of distributions paid or suspend distribution payments at any time and therefore distribution payments are not assured. We may also defer, suspend and/or waive advisor fees and expense reimbursements if we have not generated sufficient cash flow from our operations and other sources to fund distributions. For a further discussion, see the section of the Prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” For a discussion on MFFO, which our management uses as a supplemental measure to reflect operating performance, see the section of the Prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Funds from Operations and Modified Funds from Operations.”

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